Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to use of our report dated March 7, 2018, except for the ninth paragraph in Note 11 and the fourth and fifth paragraphs in Note 17, as to which the date is March 15, 2019, with respect to the consolidated balance sheet of TerraForm Power, Inc. and subsidiaries as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes, incorporated herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, Virginia

October 3, 2019